UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
CLEARANT, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
184690 204
(CUSIP Number)
August 23, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☑  Rule 13d-1(c)
☐  Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	184690 204	13G

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of persons (entities only): Melvin Seid

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		12,448

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,448

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,448

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.03%[1]

12	TYPE OF REPORTING PERSON

	IN
1 Applicable percentage ownership is based on 48,957,445 shares of common stock outstanding at November 19, 2007.

CUSIP No.	184690 204	13G

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of persons (entities only): Jay and Mel Seid, JTWROS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		2,857,143

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,857,143

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,857,143

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.8%[1]

12	TYPE OF REPORTING PERSON

	IN
1 Applicable percentage ownership is based on 48,957,445 shares of common stock outstanding at November 19, 2007.

Item 1.
(a)	Name of Issuer: Clearant, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 1801 Avenue of Stars, Suite 435 Los Angeles, CA 90047
Item 2.
(a)	Name of Person Filing:

Melvin Seid Jay and Mel Seid, JTWROS
(b)	Address of Principal Business Office or, if none, Residence:

Melvin Seid c/o Emerging Growth Equities, Ltd. 1150 First Avenue, Suite 600 King of Prussia, PA 19406

Jay and Mel Seid, JTWROS c/o Emerging Growth Equities, Ltd. 1150 First Avenue, Suite 600 King of Prussia, PA 19406
(c)	Citizenship:

Melvin Seid — United States of America Jay and Mel Seid, JTWROS — United States of America
(d)	Title of Class of Securities:

Common Stock, $0.0001 par value
(e)	CUSIP Number:

184690 204

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,869,591

(b)	Percentage of class: 5.9% [1]

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,869,591

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of: 2,869,591

(iv)	Shared power to dispose or to direct the disposition of:

[1]	Applicable percentage ownership is based on 48,957,445 shares of common stock outstanding at November 19, 2007.
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box: ☐.
Item 6. Ownership of More than Five Percent on behalf of Another Person
Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10. Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 27, 2008

By:	/s/ Jay Seid
Name:	Jay Seid

By:	/s/ Melvin Seid
Name:	Melvin Seid